

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2024

Michael Sonnenshein
Chief Executive Officer
Grayscale Bitcoin Trust (BTC)
290 Harbor Drive, 4th Floor
Stamford, CT 06902

>   **Re: Grayscale Bitcoin Trust (BTC)**
>   **Amendment No. 4 to Registration Statement on Form S-3**
>   **Filed January 8, 2024**
>   **File No. 333-275079**

Dear Michael Sonnenshein:

  We have reviewed your amended registration statement and have the following comments.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 5, 2024 letter.

Amendment No. 4 to Registration Statement on Form S-3

Liquidity Providers, page 15

1.   Please revise your disclosure to clarify whether and to what extent any of the Liquidity Providers are affiliated with or have any material relationships with any of the Authorized Participants.

Risk Factors, page 17

2.   Please add risk factor disclosure addressing the risks related to your Authorized Participants acting in the same capacity for several competing products.

Michael Sonnenshein
Grayscale Bitcoin Trust (BTC)
January 8, 2024
Page 2

<u>General</u>

3.   In order to meet your anticipated timing, please respond to these comments and amend your registration statement no later than 10:00 a.m. (EST) on January 9, 2024.

Please contact David Irving at 202-551-3321 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Joseph Hall